UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2015

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 21, 2015, Criteo S.A. (the “Company”) mailed to holders of American Depositary Shares, each representing one ordinary share of the Company (the “ADSs”), and made available on its website, a Convening Notice in respect of the Company’s 2015 Ordinary and Extraordinary Annual Shareholders General Meeting. The text of the English version of the Convening Notice is attached hereto as Exhibit 99.1. A copy of the glossy Convening Notice that was distributed to shareholders is available on the Company’s website at http://ir.criteo.com/annuals.cfm. The Company also mailed a proxy voting card to holders of the ADSs, a copy of which is attached hereto as Exhibit 99.2.

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description
99.1	Convening Notice to the Ordinary and Extraordinary Annual Shareholders General Meeting
99.2	Proxy card for use in connection with the Ordinary and Extraordinary Annual Shareholders General Meeting on June 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: May 22, 2015	By:	/s/ Jean-Baptiste Rudelle
Name: Jean-Baptiste Rudelle
Title: Chief Executive Officer

EXHIBIT LIST

Exhibit	Description
99.1	Convening Notice to the Ordinary and Extraordinary Annual Shareholders General Meeting
99.2	Proxy card for use in connection with the Ordinary and Extraordinary Annual Shareholders General Meeting on June 23, 2015